EXHIBIT 21.1

Subsidiaries of the Registrant

1.	The Company’s wholly owned subsidiary, Merchant Supreme Co., Ltd., a British Virgin Islands company (“Merchant Supreme”);

2.	Merchant Supreme’s wholly owned subsidiary, Prime Cheer Corporation Ltd. (“Prime Cheer”)., a Hong Kong company;

3.	Prime Cheer’s wholly owned subsidiary, Pingtan Guansheng Ocean Fishing Co., Ltd.., a PRC company (“WFOE”);

4.	the WFOE’s variable interest entity, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd., a PRC company (“Pingtan Fishing”), which is the Company’s operating subsidiary;

5.	Pingtan Fishing’s wholly owned subsidiary, Pingtan Dingxin Fishing Information Consulting Co., Ltd., a PRC company;

6.	Pingtan Fishing’s wholly owned subsidiary, Pingtan Duoying Fishing Information Consulting Co., Ltd., a PRC company; and

7.	Pingtan Fishing’s wholly owned subsidiary, Pingtan Ruiying Fishing Information Consulting Co., Ltd., a PRC company.